FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/25/2011

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing the market Ternium to receive previously announced dividend from its Argentine subsidiary Siderar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: July 25, 2011

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium to receive previously announced dividend from its Argentine subsidiary Siderar

Luxembourg, July 25, 2011 – Ternium S.A. (NYSE: TX) today updated the market on the status of the previously announced dividend by its Argentine majority-owned subsidiary Siderar S.A.I.C.

On April 15, 2011, Siderar’s annual general shareholders’ meeting approved a dividend of ARP1.5 billion, payable out of Siderar’s results for fiscal year 2010. After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina’s securities regulator, declared Siderar’s shareholder meeting (including the resolution approving the dividend) void for “administrative purposes.” In addition, in May 2011 Siderar received notice of a preliminary injunction issued by a commercial court in the City of Buenos Aires at the request of Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency and a significant shareholder of Siderar. The injunction suspended the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010) and prevented Siderar from distributing dividends out of its results or reserves for the fiscal year 2010.

On July 21, 2011, a new general meeting of Siderar’s shareholders approved (with the vote of all shareholders present, including ANSeS) a dividend of ARP1.5 billion (approximately USD362 million, based on the current ARP/USD exchange rate), payable out of Siderar’s 2010 results. This dividend payment, which was identical to (but not cumulative with) the payment approved on April 15, 2011, will be made available to shareholders (including Ternium) within the term provided under applicable laws and regulations, but only upon receipt by Siderar of a court decision revoking the preliminary injunction issued at ANSeS’ request in May 2011. Siderar was instructed to make, and ANSeS undertook to make, any court filings that may be required to allow payment of the dividend so approved.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.